UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-9576

PADDOCK ENTERPRISES, LLC

(Exact name of registrant as specified in its charter)

One Michael Owens Way
Perrysburg, Ohio 43551-2999
(567) 336-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Owens-Illinois, Inc. Common Stock

(Title of each class of securities covered by this Form)

Common stock, $.01 par value per share, of O-I Glass, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*  On December 26 and 27, 2019, Owens-Illinois, Inc. (“O-I”) implemented a holding company reorganization (the “Corporate Modernization”) pursuant to the Agreement and Plan of Merger, dated as of December 26, 2019, by and among O-I, O-I Glass, Inc., a Delaware corporation (“O-I Glass”), and Paddock Enterprises, LLC, a Delaware limited liability company (“Paddock”).  Pursuant to the Corporate Modernization, O-I merged with and into Paddock, a direct wholly-owned subsidiary of O-I Glass and an indirect wholly-owned subsidiary of O-I, with Paddock surviving as the successor by merger to O-I under Delaware law and a direct wholly-owned subsidiary of O-I Glass. The Corporate Modernization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Paddock, which is now a wholly-owned subsidiary of O-I Glass, under the Exchange Act, and does not affect the reporting obligations of O-I Glass, which is the successor to O-I under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Paddock Enterprises, LLC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PADDOCK ENTERPRISES, LLC

Date:	January 6, 2020	By:	/s/ John Haudrich
John Haudrich
Treasurer and Chief Financial Officer